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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             _______________________

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)
                             _______________________

                        SOUNDVIEW TECHNOLOGY GROUP, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    977383108
                                 (CUSIP Number)

                                THOMAS J. MURPHY
                    C/O GENERAL ATLANTIC SERVICE CORPORATION
                                3 PICKWICK PLAZA
                          GREENWICH, CONNECTICUT 06830
                            TEL. NO.: (203) 629-8600
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             _______________________

                                 AUGUST 30, 2001
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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977383108                                                          PAGE  2 OF 11
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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Atlantic Partners, LLC
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)  [X]
                                                                (b)  [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                     [_]
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6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      -0-
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING
           PERSON                       12,439,686
            WITH                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        12,439,686
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  12,439,686
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                     [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  11.3%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  OO
--------------------------------------------------------------------------------

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977383108                                                          PAGE  3 OF 11
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--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Atlantic Partners 61, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)  [X]
                                                                (b)  [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                     [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      -0-
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING
           PERSON                       12,439,686
            WITH                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        12,439,686
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  12,439,686
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                     [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  11.3%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

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977383108                                                          PAGE  4 OF 11
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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GAP Coinvestment Partners II, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)  [X]
                                                                (b)  [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                     [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      -0-
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING
           PERSON                       12,439,686
            WITH                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        12,439,686
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  12,439,686
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                     [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  11.3%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

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977383108                                                          PAGE  5 OF 11
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ITEM 1.  SECURITY AND ISSUER.

                  This Amendment No. 1 ("Amendment No. 1") to Schedule 13D is

filed by the undersigned to amend and supplement the Schedule 13D, dated as of

October 25, 2000 (the "Original 13D"), with respect to the shares of Common

Stock, par value $0.01 per share (the "Common Stock") of SoundView Technology

Group, Inc. (f/k/a Wit SoundView Group, Inc.), a Delaware corporation (the

"Company"). The address of the principal executive office of the Company is 826

Broadway, New York, New York 10003.


ITEM 2.  IDENTITY AND BACKGROUND.

                  Item 2 is hereby amended and restated in its entirety as

follows:

                  This statement is being filed by a group, as defined in Rule

13d-5 of the General Rules and Regulations under the Securities Exchange Act of

1934, as amended. The members of the group are General Atlantic Partners, LLC, a

Delaware limited liability company ("GAP"), General Atlantic Partners 61, L.P.,

a Delaware limited partnership ("GAP 61") and GAP Coinvestment Partners II,

L.P., a Delaware limited partnership ("GAPCO II" and, collectively with GAP and

GAP 61, the "Reporting Persons"), all of which are located at 3 Pickwick Plaza,

Greenwich, Connecticut 06830. Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes. The general partner of GAP 61 is GAP. The managing members of GAP are Steven A. Denning, Peter L. Bloom, Mark F. Dzialga, Erik Engstrom,

Klaus Esser, David C. Hodgson, William O. Grabe, William E. Ford, Braden R.

Kelly, Rene M. Kern, Clifton S. Robbins, Matthew Nimetz, Franchon M.

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977383108                                                          PAGE  6 OF 11
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Smithson, Tom C. Tinsley, Florian Wendelstadt and John Wong (collectively, the

"GAP Managing Members"). Mr. Ford is a director of the Company. The GAP Managing

Members (other than Mr. Esser) are also the general partners of GAPCO II. The business address of each of the GAP Managing Members (other than Messrs. Esser,

Kelly, Kern, Wendelstadt and Wong) is 3 Pickwick Plaza, Greenwich, Connecticut

06830. The business address of Mr. Esser is Koenigsallee 88, 40212, Duesseldorf,

Germany. The business address of Messrs. Kern and Wendelstadt is 83 Pall Mall,

Sixth Floor, London SW1Y 5ES, United Kingdom. The business address of Mr. Kelly is 630 Hansen Way, Palo Alto, California 94304. The business address of Mr. Wong is 24 Raffles Place, 29-04 Clifford Center, Singapore 048621. The present principal occupation or employment of each of the GAP Managing Members is as a managing member of GAP. Each of the GAP Managing Members, other than Messrs.

Engstrom, Esser, Kern, Wendelstadt and Wong, is a citizen of the United States.

Messrs. Esser, Kern and Wendelstadt are citizens of Germany; Mr. Engstrom is a citizen of Sweden; and Mr. Wong is citizen of Singapore.

                  None of the Reporting Persons and none of the above

individuals has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in such Reporting Person or individual being subject to a judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

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977383108                                                          PAGE  7 OF 11
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ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The aggregate amount of funds required by the Reporting

Persons to purchase 3,527,246 shares of Common Stock was $5,788,995.98. The funds used to purchase such Common Stock were obtained from contributions from partners.


ITEM 4.  PURPOSE OF TRANSACTION.

                  Unchanged.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5 is hereby amended and restated in its entirety as

follows:

                  (a)      As of the date hereof, GAP, GAP 61 and GAPCO II each

own of record no shares of Common Stock, 10,232,077 shares of Common Stock and

2,207,609 shares of Common Stock, respectively, or 0%, 9.3% and 2.0%,

respectively, of the Company's issued and outstanding shares of Common Stock.

                  By virtue of the fact that the GAP Managing Members (other than Mr. Esser) are also the general partners authorized and empowered to vote and dispose of the securities held by GAPCO II, and that GAP is the general partner of GAP 61, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock which each owns of record. Accordingly, as of the date hereof, each of the Reporting

Persons may be deemed to own beneficially an aggregate of 12,439,686 shares of

Common Stock or 11.3 % of the Company's issued and outstanding shares of Common

Stock.

                  (b)      Each of the Reporting Persons has the shared power to

direct the vote and the shared power to direct the disposition of the 12,439,686 shares of Common Stock that may be deemed to be owned beneficially by each of them.

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977383108                                                          PAGE  8 OF 11
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                  (c)      Pursuant to the Securities Purchase Agreement, dated

August 30, 2001 (the "Securities Purchase Agreement"), among E*TRADE Group, Inc.

("E*TRADE"), GAP 61, GAPCO II and the other parties named therein (the "Other

Parties" and together with E*TRADE, the "Sellers"), GAP 61 agreed to purchase from the Sellers an aggregate of 2,281,915 shares of Common Stock, at $1.63 per share, for an aggregate purchase price of $3,719,521.45 and GAPCO II agreed to purchase from the Sellers an aggregate of 492,331 shares of Common Stock, at

$1.63 per share, for an aggregate purchase price of $802,499.53. The foregoing summary of the Securities Purchase Agreement is qualified in its entirety by reference to Exhibit 2 hereto, which is incorporated herein by reference.

                  In addition, between August 27, 2001 and August 30, 2001, GAP

61 and GAPCO II purchased on the open market the following number of shares on the dates and for the aggregate amounts listed below, which, in the aggregate,

amount to over 1% of the shares of Common Stock outstanding as of August 7,

2001.

                                     GAP 61
                                     ------

 DATE             SHARES PURCHASED      PRICE PER SHARE         AGGREGATE AMOUNT
 ----             ----------------      ---------------         ----------------

8/27/01                329,014               $1.68              $552,743.52
8/27/01                225,786               $1.70              $383,836.20
8/28/01                 46,884               $1.63              $ 76,420.92
8/29/01                  4,935               $1.64              $  8,093.40
8/30/01                 12,749               $1.65              $ 21,035.85

                                    GAPCO II
                                    --------

 DATE             SHARES PURCHASED      PRICE PER SHARE         AGGREGATE AMOUNT
 ----             ----------------      ---------------         ----------------

8/27/01                 70,986               $1.68              $119,256.48
8/27/01                 48,714               $1.70              $ 82,813.80
8/28/01                 10,116               $1.63              $ 16,489.08
8/29/01                  1,065               $1.64              $  1,746.60
8/30/01                  2,751               $1.65              $  4,539.15

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977383108                                                          PAGE  9 OF 11
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                  (d)      No person other than the persons listed is known to

have the right to receive or the power to direct the receipt of dividends from,

or the proceeds from the sale of, any securities owned by any member of the group.

                  (e)      Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE ISSUER.

                  Item 6 is hereby amended by adding the following thereto:

                  As described in Item 5(c) above, pursuant to the Securities

Purchase Agreement, GAP 61 agreed to purchase from the Sellers an aggregate of

2,281,915 shares of Common Stock, at $1.63 per share, for an aggregate purchase price of $3,719,521.45 and GAPCO II agreed to purchase from the Sellers an aggregate of 492,331 shares of Common Stock, at $1.63 per share, for an aggregate purchase price of $802,499.53.

                  In addition, pursuant to the Termination Agreement and General

Release, dated as of August 20, 2001 (the "Termination and Release"), among the

Company and E*TRADE, the Special Escrow Fund (as defined in the Original 13D)

was terminated and the Special Escrow Shares (as defined in the Original 13D)

were released. The foregoing summary of the Termination and Release is qualified in its entirety by reference to Exhibit 3 hereto, which is incorporated herein by reference.


ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

                  Exhibit 1: Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

                  Exhibit 2: Securities Purchase Agreement, dated August 30, 2001, among E*TRADE, GAP 61, GAPCO II and the other parties named therein.

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977383108                                                          PAGE 10 OF 11
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                  Exhibit 3:        Termination and General Release, dated
                                    August 20, 2001, by and between the Company and E*TRADE, incorporated by reference to the Company's Form 8-K, dated August 29, 2001.

                  Exhibit 4: Power of Attorney, dated January 3, 2001, appointing Thomas J. Murphy Attorney-In -Fact for GAP.

                  Exhibit 5: Power of Attorney, dated January 3, 2001, appointing Thomas J. Murphy Attorney-In-Fact for GAPCO II.

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977383108                                                          PAGE 11 OF 11
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                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of August 30, 2001.


                                   GENERAL ATLANTIC PARTNERS, LLC

                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-In-Fact


                                   GENERAL ATLANTIC PARTNERS 61, L.P.

                                   By:  General Atlantic Partners, LLC,
                                        Its general partner

                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-In-Fact


                                   GAP COINVESTMENT PARTNERS II, L.P.

                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-In-Fact